SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

THE VERMONT TEDDY BEAR CO., INC.

(Name of the Issuer)

The Vermont Teddy Bear Co., Inc., Hibernation Holding Company, Inc., Hibernation Company, Inc.,
The Mustang Group LLC, Elisabeth B. Robert, Joan H. Martin, Fredrick M. Fritz,
Thomas R. Shepherd and Jason Bacon

(Name of Person(s) Filing Statement)

Common Stock, par value $.05 per share

(Title of Class of Securities)

92427X109
(CUSIP Number of Class of Securities)

Elisabeth B. Robert, CEO The Vermont Teddy Bear Co., Inc. 6655 Shelburne Road P.O. Box 965 Shelburne, VT 05482 (802) 985-3001
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Spencer Knapp, Esq. Leigh Cole, Esq. Dinse, Knapp & McAndrew, P.C. 209 Battery Street P.O. Box 988 Burlington, VT 05402 (802) 864-5751	Brian D. Goldstein, Esq. Goulston & Storrs, P.C. 400 Atlantic Avenue Boston, MA 02110 (617) 482-1776

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	[$32,222,060]	AMOUNT OF FILING FEE:	[$3,792.54]

*          The filing fee was determined by multiplying (i) 4,957,240 shares of common stock proposed to be acquired in the merger and (ii) the merger consideration of $6.50 in cash per share of common stock. The payment of the filing fee, calculated in accordance with Fee Rate Advisory #6 for Fiscal Year 2005, equals $117.70 per million of the aggregate merger consideration calculated pursuant to the preceding sentence.

☒      Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $3,792.54	Filing Party: The Vermont Teddy Bear Co., Inc.

Form or Registration No.: Preliminary Proxy Statement on Schedule 14A
Date Filed: June [__], 2005

INTRODUCTION

          This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) relates to an Agreement and Plan of Merger dated as of May 16, 2005 (as amended from time to time, the “Merger Agreement”), by and among Hibernation Holding Company, Inc., a Delaware corporation (“Buyer”), Hibernation Company, Inc., a Delaware corporation (“Merger Sub”) and The Vermont Teddy Bear Co., Inc., a New York corporation (the “Company”).  Pursuant to the Merger Agreement, among other things, Merger Sub will be merged with and into the Company, with the Company as the surviving corporation (the “Merger”) and (1) each share of the Company’s common stock outstanding at the time of the Merger (other than shares held by certain shareholders) will be converted into the right to receive $6.50 in cash; (2) each share of the Company’s Series C Convertible Redeemable Preferred Stock outstanding at the time of the Merger will be converted into the right to receive $6.50 for each share of the Company’s common stock into which such share of Series C Convertible Redeemable Preferred Stock is eligible to be converted according to its terms, plus the amount of any accrued but unpaid dividends; and (3) each share of the Company’s Series D Convertible Redeemable Preferred Stock outstanding at the time of the Merger will be converted in to the right to receive $6.50 for each share of the Company’s common stock into which such share of Series D Convertible Redeemable Preferred Stock is eligible to be converted according to its terms, plus the amount of any accrued but unpaid dividends, as described in the Proxy Statement (as defined below).  As a result of the Merger, the Company, the issuer of the equity securities which are the subject of the Rule 13E-3 transaction, will become a wholly-owned subsidiary of Buyer.  This Schedule 13E-3 is being filed by the Company, Buyer, Merger Sub, The Mustang Group LLC, (“Mustang”), Elisabeth B. Robert, Joan H. Martin, Frederick M. Fritz, Thomas R. Shepherd and Jason Bacon (each a “Filing Person” and collectively, the “Filing Persons”), though each Filing Person expressly disclaims any obligation to file this Schedule 13E-3.

          Concurrently with the filing of this Schedule 13E-3, the Company is filing a preliminary proxy statement Schedule 14A (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the Company’s board of directors is soliciting proxies from shareholders of the Company in connection with the Merger.  The information set forth in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated by reference in this Schedule 13E-3 in its entirety, and the responses to each item herein are qualified in their entirety by the provisions of the Proxy Statement and the annexes thereto.  The Proxy Statement is in preliminary form and is subject to completion and amendment.

          The following responses and cross-references are being supplied pursuant to General Instructions F and G to Schedule 13E-3 and show the locations in the Proxy Statement (including all annexes and appendices thereto) of the information required to be included in response to the items of this Schedule 13E-3.

          The filing of this Schedule 13E-3 shall not be construed as an admission by Buyer, Merger Sub, Mustang, Elisabeth B. Robert, Joan H. Martin, Frederick M. Fritz, Thomas R. Shepherd or Jason Bacon or any of their controlling persons, directors and executive officers, if applicable, that the Company is “controlled” by or under common “control” with Buyer, Merger Sub, Mustang, Elisabeth B. Robert, Joan H. Martin, Frederick M. Fritz, Thomas R. Shepherd or Jason Bacon or that any of Buyer, Merger Sub, Mustang, Elisabeth B. Robert, Joan H. Martin, Frederick M. Fritz, Thomas R. Shepherd or Jason Bacon or any of their controlling persons, directors and executive officers, if applicable, is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet.

The information contained in the section entitled “Summary Term Sheet” in the Proxy Statement is incorporated herein by reference.

Item 2. Subject Company Information.

(a)  The Company is the subject company of this Schedule 13E-3.  Its principal executive offices are at 6655 Shelburne Road, Route 7, Shelburne, Vermont 05482 and its phone number is (802) 985-3001.

(b)  The information contained in the section entitled “Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement is incorporated herein by reference.

(c) – (d)  The information contained in the section entitled “Market Price and Dividend Information” in the Proxy Statement is incorporated herein by reference.

(e) – (f)  Not applicable.

Item 3. Identity and Background of Filing Persons.

(a)-(c)  This Schedule 13E-3 is being filed by the Filing Persons.  The information about the Filing Persons contained in the sections entitled “Other Matters” and “Summary Term Sheet” in the Proxy Statement is incorporated herein by reference.

          Nancy Rowden Brock.  Ms. Brock became a director of the Company in December 2003.   Ms. Brock is an independent business consultant.  Previously, Ms. Brock served as Chief Financial Officer to Green Mountain Power Corporation, an integrated electric utility serving 87,000 customers throughout Vermont, from 1998 – 2002. Prior to GMP, Ms. Brock served as Chief Financial Officer at Suss Advanced Lithography, a start-up company conducting research and development on emerging technologies for semiconductor manufacturing in 1997.  From 1988 - 1996, she served as Chief Financial Officer at Chittenden Corporation, a $2-plus billion multi-bank holding company.

          Maxine Brandenburg.  Ms. Brandenburg became a director of the Company in April 2001.  Ms. Brandenburg was founding President and CEO of the Vermont Business Roundtable from 1988 until her retirement in 2002.  Prior to that she held a number of executive positions including President of the Colorado Alliance of Presidents from 1980-1988.  She has also been a consultant to non-profit and government agencies.  She served as Chair of the New England Advisory Council of the Federal Reserve Bank of Boston and is co-chair of the Advisory Board of the Child Care Fund of Vermont.  Previously, she served as President of the Vermont Women’s Forum, Chairperson of the Vermont Council on the Arts, and Board member of Vermont Public Radio.    Shares owned: 100 (0% ). Term:  through 2006.

          Fred Marks.  Mr. Marks became a director of the Company in 1987 and has served as its Chairman of the Board since 1989.   He devotes only a part of his time to the business of the Company.  Mr. Marks also serves as a financial and marketing consultant with Venture Management Group, Inc. Shares owned: 460,339 Common (9.2%).  Term:  through 2005.

          Spencer C. Putnam. Mr. Putnam has been a director of the Company since 1989, and he served as its Vice President from 1987 to 1999.  Before joining the Company, Mr. Putnam was the Director of the Cooperative Education Program at the University of Vermont from 1980 to 1987.  He served as the General Manager of Danforth Pewterers, a manufacturer of fine pewter gifts located in Middlebury, Vermont from November 1999 to 2001. Currently Mr. Putnam is the executive director of Vermont Businesses for Social Responsibility. Shares owned: 120,798 Common (2.4%).  Term:  through 2005.

          Andrew Williams.  Mr. Williams was appointed a director of the Company in September of 2003.  Mr. Williams was Chairman and CEO of Florafax International, Inc. (a floral wire service) from November of 1992 until April of 1999 at which time Florafax was acquired by Gerald Stevens Inc. Mr. Williams served as a Director and President of Order Generation at Gerald Stevens, Inc. from 1999 until February 2001, when Gerald Stevens, Inc. sold Calyx & Corolla.  Gerald Stevens, Inc. filed a Chapter 11 bankruptcy petition in April 2001. Mr. Williams served as President of Calyx & Corolla from 2001 until its acquisition by the Company in August 2003 and subsequently for the Company until June 30, 2004.  Since July 1, 2004 he has served as a consultant to the Company, providing management services relating to the floral industry pursuant to a management agreement.  Since 1978, Mr. Williams has been a certified public accountant and has served on various local non-profit boards in Vero Beach, Florida including as Chairman of Saint Edward’s School.

Item 4. Terms of the Transaction.

(a)(1)  Not applicable.

(a)(2)  The information contained in the sections entitled “Summary Term Sheet,” “Certain Questions and Answers About the Merger,” “Background to the Merger,” “Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger,” “Reasons for the Special Committee’s  Recommendation; Factors Considered,” “Reasons for the Board’s Recommendation; Factors Considered,” “Purpose and Reasons for the Merger,” “Benefits and Detriments of the Merger,” “Effects of the Merger,” “Interests of Certain Persons in the Merger,” “Costs of the Merger,” “The Special Meeting,” “Material U.S. Federal Income Tax Consequences,” “Information Reporting and Backup Withholding” and “Purpose of Shareholder Vote” in the Proxy Statement is incorporated herein by reference.

(c)  The information contained in the sections entitled “Benefits and Detriments of the Merger,” “Effects of the Merger,” and “Interests of Certain Persons in the Merger” in the Proxy Statement is incorporated herein by reference.

(d)  The information contained in the section entitled “Rights of Dissenting Shareholders” in the Proxy Statement is incorporated herein by reference.

(e)  No provisions have been made except as set forth in the section entitled “Where Shareholders Can Find More Information” in the Proxy Statement which information is incorporated herein by reference.

(f)  Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)  Not applicable.

(b)-(c)  The information contained in the sections entitled “Background to the Merger,” “Interests of Certain Persons in the Merger,” and “Additional Agreements Involving VTBC’s Securities” in the Proxy Statement is incorporated herein by reference.

(e)  The information contained in the sections entitled “Interests of Certain Persons in the Merger,” “The Merger Agreement,” “Additional Agreements Involving VTBC’s Securities” and “Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)  The information contained in the sections entitled “Effects of the Merger,” “Interests of Certain Persons in the Merger” and “The Merger Agreement” in the Proxy Statement is incorporated herein by reference.

(c)  The information contained in the sections entitled “Summary Term Sheet,” “Certain Questions and Answers About the Merger,” “Effects of the Merger,” “The Special Meeting” and “The Merger Agreement” in the Proxy Statement is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction.

(a)-(d)  The information contained in the sections entitled “Summary Term Sheet,” “Background to the Merger,” “Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger,” “Reasons for the Special Committee’s Recommendation; Factors Considered,” “Reasons for the Board’s Recommendation; Factors Considered,” “Purpose and Reasons for the Merger,” “Benefits and Detriments of the Merger,” “Effects of the Merger,” “Interests of Certain Persons in the Merger,” “Costs of the Merger,” “Material U.S. Federal Income Tax Consequences,” “The Merger Agreement,” “Certain  Business Matters” and “Additional Agreements Involving VTBC’s Securities” in the Proxy Statement is incorporated herein by reference.

Item 8. Fairness of The Transaction.

(a)-(b)  The information contained in the sections entitled “Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger,” “Reasons for the Special Committee’s Recommendation; Factors Considered,” “Reasons for the Board’s Recommendation; Factors Considered,” “Position of the Affiliates as to the Fairness of the Merger,” “Purpose and Reasons for the Merger,” and “Benefits and Detriments of the Merger” in the Proxy Statement is incorporated herein by reference.

(c)  The information contained in the sections entitled “Reasons for the Special Committee’s Recommendation; Factors Considered” and “The Special Meeting” in the Proxy Statement is incorporated herein by reference.

(d)  The information contained in the sections entitled “Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger,” “Reasons for the Special Committee’s Recommendation; Factors Considered,” and “Reasons for the Board’s Recommendation; Factors Considered” in the Proxy Statement is incorporated herein by reference.

(e)  The information contained in the sections entitled “Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger,” “Reasons for the Special Committee’s Recommendation; Factors Considered,” and “Reasons for the Board’s Recommendation; Factors Considered” in the Proxy Statement is incorporated herein by reference.

(f)  Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)-(c)  The information contained in the section entitled “Opinion of Houlihan Lokey, Howard & Zukin Financial Advisors, Inc.” and “Where Shareholders Can Find More Information” in the Proxy Statement is incorporated herein by reference.

Item 10. Sources and Amounts of Funds or Other Consideration.

(a), (b), (d)  The information contained in the section entitled “Source of Funds for the Merger” in the Proxy Statement is incorporated herein by reference.

(c)  The information contained in the sections entitled “Costs of the Merger” and “The Merger Agreement” in the Proxy Statement is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a)-(b)  The information contained in the sections entitled “Interests of Certain Persons in the Merger,” “Security Ownership of Certain Beneficial Owners and Management,” and “Additional Agreements Involving VTBC’s Securities” in the Proxy Statement is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d)-(e)  The information contained in the sections entitled “Summary Term Sheet,” “Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger,” “Reasons for the Special Committee’s Recommendation; Factors Considered,” “Reasons for the Board’s Recommendation; Factors Considered,” “Interests of Certain Persons in the Merger,” “Additional Agreements Involving VTBC’s Securities” and “Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement is incorporated herein by reference.

Item 13. Financial Information.

(a)  The information contained in the sections entitled “Selected Historical Financial and Operating Data” and “Where Shareholders Can Find More Information” in the Proxy Statement is incorporated herein by reference. In addition, the information set forth in the Consolidated Financial Statements included in the Company’s Annual Report on form 10-K for the fiscal year ended June 30, 2004 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 is incorporated herein by reference.

(b)  Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)-(b)  The information contained in the sections entitled “Background of the Merger,” “Interests of Certain Persons in the Merger,” “Costs of the Merger,” and “The Special Meeting” in the Proxy Statement is incorporated herein by reference.

Item 15. Additional Information.

(b)  The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

(a)  Preliminary Proxy Statement on Schedule 14A filed by the Company on June 21, 2005. (incorporated herein by reference).

(c)  The Report of Houlihan Lokey, Howard & Zukin Financial Advisors, Inc.

(d)(1)  Agreement and Plan of Merger, dated May 16, 2005, among Buyer, Merger Sub and the Company (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(2)  Stockholder Voting Agreement and Proxy, dated as of May 16, 2005, by and among Hibernation Holding Company, Inc., Hibernation Company, Inc., The Vermont Teddy Bear Co., Inc., Jason Bacon, Fred Marks, Joan Martin, Lyman Orton, Spencer Putnam, Split Rock Fund, LLC, TSG Equity Partners, CAT Holdings, LLC, and Elisabeth B. Robert (incorporated herein by reference to Appendix F to the Proxy Statement).

(d)(3)  Contribution Agreement, dated as of May 16, 2005, by and among Hibernation Holding Company, Inc., Lyman Orton, Wayne and Deborah Granquist, Charlie Kireker, Split Rock Fund, LLC, Joan Martin, and Elisabeth B. Robert (incorporated herein by reference to Appendix E to the Proxy Statement).

(f)  Sections 623 and 910 of the New York Business Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).

SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2005

THE VERMONT TEDDY BEAR CO., INC.

By:	/s/ ELISABETH B. ROBERT

Name:	Elisabeth B. Robert
Title:	President, and Chief Executive Officer

HIBERNATION HOLDING COMPANY, INC.

By:	/s/ ROBERT D. CROWLEY

Name:	Robert D. Crowley
Title:	President

HIBERNATION COMPANY, INC.

By:	/s/ ROBERT D. CROWLEY

Name:	Robert D. Crowley
Title:	President

THE MUSTANG GROUP, LLC

By:	/s/ ROBERT D. CROWLEY

Name:	Robert D. Crowley
Title:	Managing Member

/s/ ELISABETH B. ROBERT

Elisabeth B. Robert

/s/ JOAN H. MARTIN

Joan H. Martin

/s/ FREDERICK M. FRITZ

Frederick M. Fritz

/s/ THOMAS R. SHEPHERD

Thomas R. Shepherd

/s/ JASON BACON

Jason Bacon

EXHIBIT INDEX

Exhibit No.	Description

(a)	Preliminary Proxy Statement on Schedule 14A filed by the Company on June 21, 2005. (incorporated herein by reference).

(c)	The Report of Houlihan Lokey, Howard & Zukin Financial Advisors, Inc.

(d)(1)	Agreement and Plan of Merger, dated May 16, 2005, among Buyer, Merger Sub and the Company (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(2)

Stockholder Voting Agreement and Proxy, dated as of May 16, 2005, by and among Hibernation Holding Company, Inc., Hibernation Company, Inc., The Vermont Teddy Bear Co., Inc., Jason Bacon, Fred Marks, Joan Martin, Lyman Orton, Spencer Putnam, Split Rock Fund, LLC, TSG Equity Partners, CAT Holdings, LLC, and Elisabeth B. Robert (incorporated herein by reference to Appendix F to the Proxy Statement).

(d)(3)

Contribution Agreement, dated as of May 16, 2005, by and among Hibernation Holding Company, Inc., Lyman Orton, Wayne and Deborah Granquist, Charlie Kireker, Split Rock Fund, LLC, Joan Martin, and Elisabeth B. Robert (incorporated herein by reference to Appendix E to the Proxy Statement).

(f)	Sections 623 and 910 of the New York Business Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).